Exhibit 99.1

Zynex, Inc.

STOCK OPTION LETTER AGREEMENT

To:

We are pleased to inform you that you have been selected by the Company to receive an incentive stock option (the "Option") of the Company's common stock under the Company's 2017 Stock Incentive Plan (the "Plan").

The terms of the option are set forth in this Agreement and in the Plan, a copy of which is attached. The Plan is incorporated by reference into this Agreement, which means that this Agreement is limited by and subject to the express terms and provisions of the Plan. Capitalized terms that are not defined in this Agreement have the meanings given to them in the Plan.

The most important terms of the Option are summarized as follows:

Option#:

Grant Date:

Expiration Date:

Vesting Base Date:

Number of Shares:	Exercise Price per Share:

Type of Option:

Vesting and Exercisability: The Option will vest and become exercisable according to the following schedule, and the other terms of this Agreement, subject to your continued employment or service relationship with the Company or its subsidiaries.

Portion of Total Option	Which is Vested and Exercisable

25%

25%

25%

25%

Termination of Option: The unvested portion of the Option will terminate automatically and without further notice upon termination (voluntary or involuntary) of your employment or service relationship with the Company or its subsidiary. The vested portion of the Option will terminate automatically and without further notice on the earliest of the following dates:

(a)	in the case of termination of your employment for reasons other than death or disability, three (3) months following the date of termination.

(b)	upon the date the Administrator determines you have committed an act of misconduct as described in Section 6 (d) of the Plan.

(c)	The Expiration Date.

The vested portion of your option must be exercised within twelve (12) months following your death or disability.

It is your responsibility to be aware of the date your Option terminates.

Method of Exercise: You may exercise the Option by giving written notice to the Company, in form and substance satisfactory to the Company, which will state the election to exercise the Option and the number of shares of Common Stock for which you are exercising the Option. The written notice must be accompanied by full payment of the exercise price for the number of shares of Common Stock you are exercising.

Form of Payment: You may pay the Option exercise price, in whole or in part, in cash, by check or, unless the Administrator determines otherwise, by (a) if and so long as the Common Stock is registered under the Securities Exchange Act of 1934, as amended, delivery of a properly executed exercise notice together with irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds necessary to pay the exercise price all in accordance with the regulations of the Federal Reserve Board; or (b) such other consideration as the Administrator may permit.

Withholding Taxes: As a condition to the exercise of the Option, you must make such arrangements as the Company may require for the satisfaction of any federal, state or local withholding tax obligations that may arise in connection with such exercise. The Company has the right to retain without notice sufficient shares of stock to satisfy the withholding obligation. Unless the Administrator determines otherwise, you may satisfy the withholding obligation by electing to have the Company withhold from the shares to be issued upon exercise that number of shares having a fair market value equal to the amount required to be withheld (up to the minimum required federal tax withholding rate).

Limited Transferability: During your lifetime, only you can exercise the Option. The Option is not transferable except by will or by the applicable laws of descent and distribution. The Plan provides for exercise of the Option by a designated beneficiary or the personal representative of your estate.

Binding Effect: This Agreement will inure to the benefit of the successors and assigns of the Company and be binding upon you and your heirs, executors, administrators, successors and assigns.

Limitation on Rights; No Right to Future Grants; Extraordinary Item of Compensation: By entering into this agreement and accepting the grant of the Option, you acknowledge: (a) that the Plan is discretionary in nature and may be suspended or terminated by the Company at any time; (b) that the grant of the Option is a onetime benefit which does not create any contractual or other right to receive future grants of options, or benefits in lieu of options; (c) that all determinations with respect to any such future grants, including, but not limited to, the times when options will be granted, the number of shares subject to each option, the option price, and the time or times when each Option will be exercisable, will be at the sole discretion of the Company; (d) that your participation in the Plan in voluntary; (e) that the value of the Option is an extraordinary item of compensation, (f) that the Option is not part of normal or expected compensation for purposes of calculating severance or bonuses; (g) that the vesting of the Option ceases upon termination of employment or service relationship with the Company for any reason except as may otherwise be explicitly provided in the Plan or this Agreement or otherwise permitted by the Administrator; (h) that the future value of the underlying option shares is unknown and cannot be predicted with certainty; and, (i) that if the underlying option shares do not increase in value, the Option will have no value.

Acceptance and Acknowledgement: Please execute the following Acceptance and Acknowledgement and return it to the Company’s Chief Financial Officer. By signing the following, you understand that as of the Grant Date, this Agreement and the Plan set forth the entire understanding between you and the Company regarding the Option and supersedes all prior oral and written agreements on the subject.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

By:
Name:
Title:

OPTIONEE